Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share (Unaudited)

For the Three Months Ended March 31, 2016 and 2015

(Amounts in thousands, except per share data)

	Three Months Ended
	March 31,
	2016	2015

Basic:

Net income	$25,153	$34,275
Weighted average number of common shares during the period	41,297	41,950

Net income per share – basic	$0.61	$0.82

Diluted:

Net income	$25,153	$34,275
Weighted average number of common shares during the period	41,297	41,950
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	95	144
Common stock units related to deferred compensation for employees	56	58
Restricted common stock units related to incentive compensation	44	148
Total common and common equivalent shares adjusted to calculate diluted earnings per share	41,492	42,300

Net income per share – diluted	$0.61	$0.81